Exhibit 99.1

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES &
BIORESSOURCES INC.

For the three-month and-nine month periods ended November 30, 2011 and 2010 and as at March 1, 2010

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

Financial Statements
Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

Notice:
These interim financial statements have not been reviewed by an auditor.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As of November 30, 2011, February 28, 2011 and March 1, 2010

	November 30,	February 28,	March 1,
	2011	2011	2010

Assets

Current assets:
Cash	$4,316,500	$–	$1,093,194
Short-term investments	13,430,456	3,512,858	1,001,011
Trade and other receivables	6,142,649	5,627,191	3,290,654
Tax credits receivable	635,769	644,753	664,131
Prepaid expenses	190,973	968,530	99,859
Inventories	7,128,597	4,544,917	2,645,752
	31,844,944	15,298,249	8,794,601

Government grant receivable	100,000	150,000	150,000
Property, plant and equipment	6,563,648	6,107,528	6,327,407
Intangible assets	1,279,444	1,268,867	1,223,309

	$39,788,036	$22,824,644	$16,495,317

Liabilities and Equity

Current liabilities:
Bank overdraft	$–	$39,533	$–
Loans and borrowings (note 8)	964,019	1,615,491	1,002,337
Trade and other payables	3,566,391	3,258,063	2,416,413
Advance payments	835,437	823,639	878,814
	5,365,847	5,736,726	4,297,564

Loans and borrowings (note 8)	3,078,418	3,799,831	4,805,024
Convertible debentures (note 9)	–	–	489,842
Debenture conversion options	–	–	489,462
Private placement warrants (note 4 (b))	563,576	–	–
Derivative financial liabilities (note 4 (c))	–	–	233,790
	9,007,841	9,536,557	10,315,682

Equity:
Share capital	45,872,490	31,110,171	25,237,147
Warrants	743,195	104,987	350,608
Contributed surplus	13,148,235	9,390,967	9,035,331
Deficit	(32,346,876)	(28,466,946)	(28,850,227)
Total equity attributable to equity holders of the Corporation	27,417,044	12,139,179	5,772,859

Non-controlling interest	2,940,082	941,780	–
Subsidiary options	423,069	207,128	406,776
Total equity attributable to non-controlling interest	3,363,151	1,148,908	406,776

Total equity	30,780,195	13,288,087	6,179,635

Commitments and contingencies (note 12)
Subsequent event (note 14)

	$39,788,036	$22,824,644	$16,495,317

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Income (Loss)
(Unaudited)

Three-month and nine-month periods ended November 30, 2011 and 2010

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2011	2010	2011	2010

Revenue	$5,120,273	$4,271,672	$13,756,431	$12,503,990
Cost of sales	(2,393,981)	(1,731,123)	(6,582,711)	(5,161,953)
Gross profit	2,726,292	2,540,549	7,173,720	7,342,037

Other income – revenue from research contracts	4,101	18,091	13,565	61,611
Selling expenses	(518,642)	(450,797)	(1,585,514)	(1,029,497)
General and administrative expenses	(2,369,270)	(2,064,048)	(6,510,777)	(4,451,342)
Research and development expenses, net of tax credits of $138,175 and $237,554 (2010 - $80,058 and $370,710)	(1,706,647)	(648,861)	(3,938,741)	(1,736,020)
Results from operating activities	(1,864,166)	(605,066)	(4,847,747)	186,789

Interest income	40,851	1,126	91,969	13,340
Other net finance income (costs)	117,043	197,228	(203,225)	347,669
Foreign exchange gain (loss)	273,379	(91,358)	499,709	(28,426)
Net finance income	431,273	106,996	388,453	332,583

Net (loss) profit and comprehensive (loss) income for the period	$(1,432,893)	$(498,070)	$(4,459,294)	$519,372

Net (loss) profit and comprehensive (loss) income attributable to:
Owners of the Corporation	$(506,380)	$(218,261)	$(2,420,869)	$1,309,545
Non-controlling interest	(926,513)	(279,809)	(2,038,425)	(790,173)

Net (loss) profit and comprehensive (loss) income for the period	$(1,432,893)	$(498,070)	$(4,459,294)	$519,372

Basic (loss) earnings per share	$(0.010)	$(0.005)	$(0.051)	$0.033
Diluted (loss) earnings per share	(0.010)	(0.005)	(0.051)	0.032

Basic weighted average number of common shares	49,576,888	40,976,564	47,719,977	39,882,433
Diluted weighted average number of common shares	49,576,888	40,976,564	47,719,977	40,582,386

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Nine-month periods ended November 30, 2011 and 2010

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
								Non
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, February 28, 2011	42,490,873	$31,110,171	$104,987	$9,390,967	$(28,466,946)	$12,139,179	$207,128	$941,780	$1,148,908	$13,288,087

Net loss and total comprehensive loss for the period	–	–	–	–	(2,420,869)	(2,420,869)	–	(2,038,425)	(2,038,425)	(4,459,294)
	42,490,873	31,110,171	104,987	9,390,967	(30,887,815)	9,718,310	207,128	(1,096,645)	(889,517)	8,828,793

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	5,785,057	10,114,141	743,195	–	–	10,857,336	–	–	–	10,857,336
Share-based payment transactions	–	–	–	2,150,958	–	2,150,958	215,941	–	215,941	2,366,899
Share options exercised	1,117,325	3,903,893	–	(1,087,848)	–	2,816,045	–	–	–	2,816,045
Warrants exercised	295,588	744,285	(104,987)	8,030	–	647,328	–	–	–	647,328
Distribution of subsidiary rights as dividend	–	–	–	(1,492,046)	–	(1,492,046)	1,492,046	–	1,492,046	–

Total contributions by and distribution to owners	7,197,970	14,762,319	638,208	(420,906)	–	14,979,621	1,707,987	–	1,707,987	16,687,608

Change in ownership interests in subsidiaries that do not result in a loss of control
Conversion of subsidiary convertible redeemable shares	–	–	–	–	(1,459,061)	(1,459,061)	–	1,459,061	1,459,061	–
Distribution of subsidiary rights by Acasti	–	–	–	–	–	–	998,234	(998,234)	–	–
Exercise of subsidiary warrants by third parties	–	–	–	3,754,923	–	3,754,923	(1,910,725)	3,575,900	1,665,175	5,420,098
Buyback of subsidiary rights	–	–	–	423,251	–	423,251	(579,555)	–	(579,555)	(156,304)
Total changes in ownership interest in subsidiaries	–	–	–	4,178,174	(1,459,061)	2,719,113	(1,492,046)	4,036,727	2,544,681	5,263,794

Total transactions with owners	7,197,970	14,762,319	638,208	3,757,268	(1,459,061)	17,698,734	215,941	4,036,727	4,252,668	21,951,402

Balance at November 30, 2011	49,688,843	$45,872,490	$743,195	$13,148,235	$(32,346,876)	$27,417,044	$423,069	$2,940,082	$3,363,151	$30,780,195

See accompanying notes to unaudited consolidated interim financial statements

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Nine-month periods ended November 30, 2011 and 2010 (continued)

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
								Non
	Share capital			Contributed			Subsidiary	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	options	interest	Total	equity

Balance, March 1, 2010	38,234,745	$25,237,147	$350,608	$9,035,331	$(28,850,227)	$5,772,859	$406,776	$–	$406,776	$6,179,635

Net profit (loss) and total comprehensive income (loss) for the period	–	–	–	–	1,309,545	1,309,545	–	(790,173)	(790,173)	519,372
	38,234,745	25,237,147	350,608	9,035,331	(27,540,682)	7,082,404	406,776	(790,173)	(383,397)	6,699,007

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Issuance of shares and warrants through private placement	1,430,540	2,463,286	18,386	–	–	2,481,672	–	–	–	2,481,672
Share-based payment transactions	–	–	–	385,877	–	385,877	166,817	–	166,817	552,694
Share-options exercised	870,000	373,431	–	(155,931)	–	217,500	–	–	–	217,500
Warrants exercised	1,068,000	1,607,024	(330,580)	–	–	1,276,444	–	–	–	1,276,444
Expiry of warrants	–	–	(619)	510	163	54	–	–	–	54
Conversion of convertible debentures	437,589	520,981	117,082	(80,431)	–	557,632	–	–	–	557,632

Total contributions by and distribution to owners	3,806,129	4,964,722	(195,731)	150,025	163	4,919,179	166,817	–	166,817	5,085,996

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Debenture Call options	–	–	–	443,794	–	443,794	(244,612)	72,418	(172,194)	271,600
Exercise and expiry of Conversion Call options	–	–	–	1,246,868	–	1,246,868	(162,164)	124,487	(37,677)	1,209,191
Exercise of subsidiary warrants by third parties	–	–	–	–	631,736	631,736	–	703,449	703,449	1,335,185
Exercise of subsidiary warrants by Neptune	–	–	–	(1,302,661)	–	(1,302,661)	–	1,302,661	1,302,661	–
Total changes in ownership interest in subsidiaries	–	–	–	388,001	631,736	1,019,737	(406,776)	2,203,015	1,796,239	2,815,976

Total transactions with owners	3,806,129	4,964,722	(195,731)	538,026	631,899	5,938,916	(239,959)	2,203,015	1,963,056	7,901,972

Balance at November 30, 2010	42,040,874	$30,201,869	$154,877	$9,573,357	$(26,908,783)	$13,021,320	$166,817	$1,412,842	$1,579,659	$14,600,979

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month and nine-month periods ended November 30, 2011 and 2010

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2011	2010	2011	2010

Cash flows from operating activities:
Net (loss) income profit for the period	$(1,432,893)	$(498,070)	$(4,459,294)	$519,372
Adjustments:
Depreciation of property, plant and equipment	184,201	178,020	545,600	568,099
Amortization of intangible assets	8,859	8,113	25,084	24,407
Loss from sale of property, plant and equipment	–	77,588	–	77,588
Impairment of property, plant and equipment	–	139,306	–	139,306
Stock-based compensation	887,578	262,441	2,366,899	552,694
Net finance income	(431,273)	(106,996)	(388,453)	(332,583)
Foreign exchange gain (loss)	273,379	(91,358)	499,709	(28,426)

	(510,149)	(30,956)	(1,410,455)	1,520,457

Changes in non-cash operating working capital items:
Trade and other receivables	1,158,686	(1,472,668)	(465,458)	(2,023,708)
Inventories	(481,893)	336,391	(2,583,680)	(1,277,958)
Tax credits receivable	(138,175)	(80,058)	8,984	(88,925)
Prepaid expenses	74,284	208,213	777,557	(78,069)
Trade and other payables	(710,142)	(52,258)	(34)	(153,802)
Advance payments	(15,468)	(5,610)	11,798	(57,361)

	(112,708)	(1,065,990)	(2,250,833)	(3,679,823)

	(622,857)	(1,096,946)	(3,661,288)	(2,159,366)
Cash flows from investing activities:
Interest received	(37,569)	1,126	13,270	13,340
Acquisition of property, plant and equipment	(257,357)	(163,328)	(708,255)	(715,343)
Acquisition of intangible assets	(49,564)	(550)	(70,023)	(8,472)
Maturity of short-term investments	7,750,000	–	7,750,000	–
Acquisition of short-term investments	(11,610,212)	(2,003,089)	(17,588,500)	(2,003,089)
Sale of property, plant and equipment	–	231,095	–	229,028

	(4,204,702)	(1,934,746)	(10,603,508)	(2,484,536)

Cash flows from financing activities:
(Decrease) increase in bank loan	–	(80,000)	–	60,000
Repayment of loans and borrowings	(249,871)	(253,109)	(1,372,885)	(793,571)
Proceeds from exercise of subsidiary warrants	5,370,722	1,241,856	5,420,098	1,241,856
Buyback of subsidiary rights	(143,701)	–	(156,304)	–
Proceeds from exercise of Conversion call options	–	1,209,191	–	1,480,791
Proceeds from exercise of warrants	532,268	–	647,328	1,335,000
Net proceeds from private placement	(3,852)	2,481,672	11,498,854	2,481,672
Proceeds from exercise of options	48,750	–	2,816,045	217,500
Interest paid	(82,440)	(90,451)	(232,307)	(272,971)

	5,471,876	4,509,159	18,620,829	5,750,277

Net increase in cash	644,317	1,477,467	4,356,033	1,106,375

Cash (bank indebtedness), beginning of period	3,672,183	722,102	(39,533)	1,093,194

Cash, end of period	$4,316,500	$2,199,569	$4,316,500	$2,199,569

Supplemental cash flow disclosure:
Non-cash transaction:
Acquired property, plant and equipment included in accounts payable and accrued liabilities			$518,595	$139,070
Intangible assets included in accounts payable and accrued liabilities			5,616	2,893

See accompanying notes to unaudited interim consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

1.	Reporting entity:

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 225 Promenade du Centropolis, Laval, Québec H7T 0B3. The condensed consolidated interim financial statements of the Corporation comprise the Corporation and its subsidiaries. The Corporation focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. The Corporation develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtractTM . The Corporation develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® and ECO Krill Oil - EKOTM , as well as its protein concentrated Neptune Krill Aquatein - NKATM . Its products are aimed at the nutraceutical, biopharmaceutical, cosmetics and pet food markets.

2.	Basis of preparation:

	(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. These are the Corporation’s third IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS annual financial statements and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. The first date at which IFRS was applied was March 1, 2010. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS have been omitted or condensed. Accordingly the condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

An explanation of how the transition to IFRS has affected the previously reported financial position, financial performance and cash flows of the Corporation is provided in note 15. This note includes reconciliations of equity and total comprehensive income for comparative periods and of equity reported under previous Canadian GAAP to those reported for those periods under IFRS.

	(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

Liabilities for warrants which are measured at fair value; and

Separable embedded derivatives and other non-trading derivatives which are measured at fair value.

	(c)	Functional and presentation currency:

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

	(d)	Use of estimates and judgements:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the nature of significant judgements made by management applying the Corporation’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

2.	Basis of preparation (continued):

	(d)	Use of estimates and judgements (continued):

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Assessing derivatives over the Corporation’s equity for liability or equity classification; and

Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

Recoverability of intangible assets that have indefinite useful lives or that are not yet available for use;

Utilization of tax losses;

Measurement of derivative financial liabilities and stock-based compensation; and

Collectability of trade receivable.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, including the opening IFRS statement of financial position at March 1, 2010 for the purposes of the transition to IFRSs, and have been applied consistently by the Corporation’s subsidiaries.

	(a)	Basis of consolidation:

(i) Subsidiaries:

Subsidiaries are entities controlled by the Corporation. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Corporation.

(ii) Transactions eliminated on consolidation:

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(iii) Acquisitions and dispositions of non-controlling interests:

Acquisitions and dispositions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of acquisitions and no gain or loss is recognised in connection with dispositions.

Comprehensive income is attributed to the Corporation’s owners and to non-controlling interests in accordance with their respective shareholdings of participating equity instruments.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(b)	Financial instruments:

		(i)	Non-derivative financial assets:

The Corporation initially recognizes loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial assets: cash, short term investments and receivables.

Cash

Cash and cash equivalents comprise cash balances and highly liquid investments purchased three months or less from maturity. Bank overdrafts that are repayable on demand and form an integral part of the Corporation’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, and short-term investments with maturities of less than one year.

		(ii)	Non-derivative financial liabilities:

The Corporation initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument.

The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position (balance sheet) when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Corporation has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

		(iii)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(b)	Financial instruments (continued):

(iv) Derivative financial instruments:

The Corporation has issued liability-classified derivatives and embedded derivatives over its own equity. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

From time to time, the Corporation also holds derivative financial instruments to reduce its foreign currency risk exposure. The Corporation does not hold or use derivative financial instruments for speculation purposes.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

	(c)	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of raw materials and spare parts is based on the weighted- average cost method. The cost of finished goods and work in process is determined per project and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition, as well as production overheads based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

	(d)	Property, plant and equipment:

(i) Recognition and measurement:

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have significantly different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income or expenses” in profit or loss.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(d)	Property, plant and equipment (continued):

		(ii)	Subsequent costs:

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

		(iii)	Depreciation:

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on either a straight-line basis or a declining basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative periods are as follows:

Asset	Method	Period/Rate

Building and building components	Straight-line	15 to 40 years
Laboratory and plant equipment	Straight-line	5 to 10 years
Furniture and office equipment	Diminishing balance	20% to 30%
Computer equipment and software	Straight-line	2 to 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively if appropriate.

(e)	Intangible assets:

	(i)	Research and development:

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after March 1, 2010. Other development expenditure is recognized in profit or loss as incurred.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(e)	Intangible assets (continued):

		(ii)	Other intangible assets:

Patent costs

Patents for technologies that are no longer in the research phase are recorded at cost. The patent costs include legal fees to obtain patents and patent application fees. When the technology is still in the research phase, those costs are expensed as incurred.

Trademarks and licences

Trademarks and licenses have indefinite useful lives considering that they can be renewed at a minimal cost and are recognized using the cost model and are not amortized. They are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they are impaired. Any impairment is recognized in profit or loss.

		(iii)	Subsequent expenditure:

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

		(iv)	Amortization:

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than trademarks and licences, from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Periods

Patents	20 years
Capitalized development costs	5 years

(f)	Leased assets:

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability, irrespective of whether some of these lease payments are payable up-front at the date of the inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Leases where the lessor retains the risks and rewards of ownership are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance are expensed as incurred.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(g)	Impairment:

		(i)	Financial assets (including receivables):

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security.

The Corporation considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Corporation uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

		(ii)	Non-financial assets:

The carrying amounts of the Corporation’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the ''cash-generating unit, or CGU'').

The Corporation’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

(h)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(i)	Onerous contracts:

A provision for onerous contracts is recognized when the expected benefits to be derived by the Corporation from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Corporation recognizes any impairment loss on the assets associated with that contract.

(ii)	Contingent liability:

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Corporation; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

(i)	Revenue:

(i)	Sale of goods:

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(ii)	Research services:

Revenue from research contracts is recognized in profit or loss when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

(a)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related services are delivered and all obligations are performed.

(b)	Milestone payments:

Milestone payments based on product development, for which the Corporation has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectability is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated statements of financial position.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(j)	Government grants:

Government grants consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Corporation has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Corporation for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized. Grants that compensate the Corporation for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

	(k)	Lease payments:

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for in the period in which they are incurred.

	(l)	Foreign currency:

Transactions in foreign currencies are translated to the respective functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

	(m)	Employee benefits:

(i) Short-term employee benefits:

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(ii) Share-based payment transactions:

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in contributed surplus and subsidiary options, as applicable, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Share-based payment arrangements in which the Corporation receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Corporation.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(m)	Employee benefits (continued):

(iii) Termination benefits:

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

	(n)	Finance income and finance costs:

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial liabilities at fair value through profit or loss, and impairment losses recognized on financial derivative assets. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

The Corporation recognizes interest income as a component of investing activities and interest cost as a component of financing activities in the consolidated statements of cash flows.

	(o)	Income tax:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(p)	Earnings per share:

The Corporation presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise convertible debentures, warrants and share options granted to employees.

	(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly by the Corporation’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Corporation’s headquarters), head office expenses, and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets.

	(r)	New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended November 30, 2011, and have not been applied in preparing these consolidated interim financial statements.

(i)	Financial instruments:

In November 2009 the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)), and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)).

IFRS 9 (2009) replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable. Financial assets will be classified into one of two categories on initial recognition:

financial assets measured at amortized cost; or

financial assets measured at fair value.

Gains and losses on remeasurement of financial assets measured at fair value will be recognized in profit or loss, except that for an investment in an equity instrument which is not held-for-trading, IFRS 9 provides, on initial recognition, an irrevocable election to present all fair value changes from the investment in other comprehensive income (OCI). The election is available on an individual share-by-share basis. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) added guidance to IFRS 9 (2009) on the classification and measurement of financial liabilities, and this guidance is consistent with the guidance in IAS 39 except as described below.

Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in OCI, with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(r)	New standards and interpretations not yet adopted (continued):

		(ii)	Consolidated financial statements:

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are special-purpose entities. The consolidation procedures are carried forward substantially unmodified from IAS 27 (2008).

The Corporation intends to adopt IFRS 10 in its financial statements for the annual period beginning on March 1, 2013. The Corporation does not expect IFRS 10 to have a material impact on the financial statements.

		(iii)	Disclosure of interests in other entities:

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 12 contains the disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and/or unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The required disclosures aim to provide information in order to enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.

The Corporation intends to adopt IFRS 12 in its financial statements for the annual period beginning on March 1, 2013. The Corporation does not expect the amendments to have a material impact on the financial statements.

		(iv)	Fair value:

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income.

IFRS 13 explains ‘how’ to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards.

The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

3.	Significant accounting policies (continued):

	(r)	New standards and interpretations not yet adopted (continued):

		(v)	Amendments to IAS 19 - Employee Benefits:

In June 2011, the IASB published an amended version of IAS 19 Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions.

The amendments change the definition of short-term employee benefits and also impacts termination benefits, which would now be recognized at the earlier of when the entity recognizes costs for a restructuring within the scope of IAS 37 Provisions, and when the entity can no longer withdraw the offer of the termination benefits.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. The extent of the impact of adoption of the amendments has not yet been determined.

		(vi)	Amendments to IAS 1 - Presentation of Financial Statements:

In June 2011, the IASB published amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012 and are to be applied retrospectively. Early adoption is permitted.

The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories. The existing option to present the profit or loss and other comprehensive income in two statements has remained unchanged.

The Corporation intends to adopt the amendments in its financial statements for the annual period beginning on March 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendments to IAS 1 to have a material impact on the financial statements.

4.	Capital and other components of equity:

(a)	Share capital and warrants:

Authorized capital stock:

Unlimited number of shares without par value:

  Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

  Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

On May 3 and May 13, 2011, the Corporation closed the two portions of a private placement financing, from U.S. and Canadian accredited investors, for gross proceeds of $12,441,492.

A portion of the proceeds came from US institutional investors for 2,722,222 common shares at $US2.25 per share and warrants to purchase 680,556 additional common shares. The warrants to purchase additional shares will be exercisable at a price of US$2.75 per share for 18 months commencing one day following their issue date. The other portion of the proceeds came from Canadian institutional investors for 3,062,835 common shares at $2.15 per share and warrants to purchase 765,709 additional shares. The warrants to purchase additional shares will be exercisable at a price of $2.65 per share for 18 months commencing one day following their issue date.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

4.	Capital and other components of equity (continued):

	(b)	Warrants:

The warrants of the Corporation are composed of the following as at November 30, 2011, February 28, 2011 and March 1, 2010:

		November 30,		February 28,		March 1,
		2011		2011		2010
	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Debenture warrants	–	$–	–	$–	1,070,000	$331,199
Conversion warrants	–	–	255,392	86,601	36,598	19,409
2010 Private placement	–	–	54,527	18,386	–	–
2011 Private placement - CA	765,709	743,195	–	–	–	–
2011 Private placement - US	680,556	563,576	–	–	–	–

	1,446,265	$1,306,771	309,919	$104,987	1,106,598	$350,608

	November 30,	February 28,	March 1,
	2011	2011	2010

Classified as:
Equity	$ 743,195	$ 104,987	$ 350,608
Liability	563,576	–	–

	$ 1,306,771	$ 104,987	$ 350,608

The significant terms of the warrants are as follows:

	Exercise
	price	Expiry

Debenture warrants	$1.25	April 30, 2010
Conversion warrants	Multiple	Multiple
Private placement warrants - CA	2.65	November 3, 2012
Private placement warrants - US	USD 2.75	November 3, 2012

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

4.	Capital and other components of equity (continued):

	(c)	Subsidiary options:

Subsidiary options held by the Corporation are eliminated upon consolidation. Subsidiary options not held by the Corporation and Call Options on the Corporation’s own subsidiary shares are detailed as follows as at November 30, 2011, February 28, 2011, and March 1, 2010:

		November 30,		February 28,		March 1,
		2011		2011		2010
	Number		Number		Number
	outstanding	Amount	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 2 warrants	–	$–	–	$–	9,027,142	$233,790
Series 4 warrants	5,812,500	284,666	5,852,500	149,655	4,755,000	–
Series 5 warrants	–	–	–	–	30,000	–
Options outstanding under stock-based compensation plan	3,340,000	–	800,000	–	850,000	–
Debenture call options	–	–	–	–	1,100,000	244,612
Conversion call options	–	–	–	–	9,455,867	162,164
	9,152,500	284,666	6,652,500	149,655	25,218,009	640,566

NeuroBiopharm Inc.
Series 4 warrants	–	–	5,820,000	57,473	4,660,000	–
Series 5 warrants	–	–	30,000	–	30,000	–
Series 2011-1	–	–	–	–	–	–
Series 2011-2	300,000	2,410	–	–	–	–
Series 2011-3	8,003,929	135,993	–	–	–	–
Options outstanding under stock-based compensation plan	546,250	–	–	–	–	–
	8,850,179	138,403	5,850,000	57,473	4,690,000	–

	18,002,679	$423,069	12,502,500	$207,128	29,908,009	$640,566

	November 30,	February 28,	March 1,
	2011	2011	2010

Classified as:
Equity (1)	$423,069	$207,128	$406,776
Liability	–	–	233,790

	$423,069	$207,128	$640,566

(1) Recorded as “Subsidiary options” in total equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

4.	Capital and other components of equity (continued):

The characteristics of the Acasti subsidiary warrants are as follows:

Series 2 allowed the holder to purchase one Class A share of Acasti for $0.40 per share until November 17, 2010.

Series 4 allows the holder to purchase one class A share of Acasti for $0.25 per share until October 8, 2012.

Series 5 allowed the holder to purchase one class A share of Acasti for $0.30 per share until December 31, 2010.

On April 12, 2011, NeuroBioPharm proceeded with the following transactions affecting its capital structure:

NeuroBioPharm consolidated all classes of its capital stock on a 2:1 basis.

NeuroBioPharm exchanged the resulting 50 Class A shares for 1,000 new Class A shares, 26,000,000 Class H shares redeemable for $0.45 per share and 6,000,000 Series 2011-1 warrants.

NeuroBioPharm exchanged the resulting 17,500,000 Class C shares, 3,500,000 Series 4 warrants and 1,500,000 Series 5 warrants for 17,500,000 Class G shares redeemable for $0.20 per share, 3,450,075 Series 2011-2 warrants and 8,050,175 Series 2011-3 warrants.

The Corporation converted its accounts receivable in the amount of approximately $850,000 into 8,500,000 Class A shares.

The characteristics of the NeuroBioPharm subsidiary warrants are as follows:

Series 4 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.10 per share until December 24, 2013.

Series 5 allowed the holder to purchase one Class A share of NeuroBioPharm for $0.20 per share until December 24, 2011.

Series 2011-1 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2014.

Series 2011-2 allows the holder to purchase one Class A share of NeuroBioPharm for $0.47 per share until the earliest of the two following events: (i) fifteen (15) days after the listing to the corporation's shares on a recognized stock exchange; or (ii) on April 12, 2016.

Series 2011-3 allows the holder to purchase one Class A share of NeuroBioPharm for $0.40 per share until April 16, 2016.

5.	Non-controlling interest:

Distribution of subsidiary rights as dividend:

On July 5, 2011, Acasti issued to the holders of its outstanding Class A shares transferable rights to subscribe for Class A Shares. Each registered holder of Class A Shares received one Right for each Class A Share held. Ten Rights plus the sum of $1.25 were required to subscribe for one Class A Share.

On July 6, 2011, Neptune received from Acasti’s rights offering a total of 38,617,733 rights. Neptune transferred these rights to its own shareholders at the Record Date in payment of a dividend on its common shares. The dividend declared by Neptune on its common shares is of $0.030421697 per common share and this dividend was paid by the transfer to Neptune’s shareholder at the Record Date of 0.787 of an Acasti Right per common share of Neptune. The dividend declared represents a value of $1,492,046. On July 6, 2011, Neptune repurchased 326,190 of Acasti Rights, for an amount of $12,603.

On or around September 9, 2011, Neptune repurchased 14,673,810 Acasti Rights for an amount of $143,701.

On September 14, 2011, the Acasti Rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the Rights offering have been issued for a total of 6,445,444 shares representing a gross proceeds of $8,056,805. From that total of shares, a number of 2,000,000 shares have been issued to Neptune.

During the nine-month period ended November 30, 2011, the Corporation’s participation in Acasti Pharma changed as follows:

On March 21, 2011, the outstanding Class B and Class C shares of Acasti, of 5,000,000 and 260,000, respectively, were converted into Class A shares by their holders on a 1:1 basis. Following this conversion, the Corporation owned 60% of class A shares, which also reflected its participation and share of the vote.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

5.	Non-controlling interests (continued):

Throughout the three-month and nine-month periods ended November 30, 2011, various holders of Acasti warrants and options exercised their right to purchase Class A shares, resulting in the issuance of respectively, 4,392,484 and 4,543,734 shares by Acasti. Following these transactions, the Corporation owns 57% of class A shares, which also reflects its participation and share of the vote.

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Corporation and other shareholders as at November 30, 2011, February 28, 2011 and March 1, 2010 is detailed as follows:

			November 30,
			2011
		Other
	Corporation	shareholders	Total
Class A shares	40,617,733	30,474,655	71,092,388
Votes	57%	43%	100%
Participation	57%	43%	100%

			February 28,
			2011
		Other
	Corporation	shareholders	Total
Class A shares	33,667,733	25,506,711	59,174,444
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000
	38,617,733	25,816,711	64,434,444
Votes	76%	24%	100%
Participation	57%	43%	100%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

5.	Non-controlling interests (continued):

			March 1,
			2010
		Other
	Corporation	shareholders	Total
Class A shares	28,784,133	18,889,791	47,673,924
Class B shares	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000
	33,734,133	19,199,791	52,933,924
Votes	80%	20%	100%
Participation	60%	40%	100%

Class A shares are voting (one vote per share), participating and without par value.

Class B shares are voting, (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

Class C shares are non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

Throughout the period ended November 30, 2011, the Corporation owned at least 99% of NeuroBioPharm’s issued and outstanding capital stock.

6.	Share-based payment:

Description of the share-based payment arrangements:

At November 30, 2011 the Corporation has the following share-based payment arrangements:

(a) Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The Corporation’s stock-option plan allows the Corporation to issue a number of incentive stock options not in excess of 15% of the number of shares issued and outstanding. The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding common shares, with the maximum being 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

6.	Share-based payment (continued):

	(a)	Corporation stock-based compensation plan (continued):

Every stock option issuance in the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2011		November 30, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2011 and 2010	$2.27	3,871,625	$1.63	2,920,250
Forfeited	2.78	(131,250)	1.80	(53,625)
Expired	2.70	(326,300)	–	–
Exercised	2.52	(1,117,325)	0.25	(870,000)
Granted	3.18	580,000	1.61	1,135,000

Outstanding at November 30, 2011 and 2010	$2.28	2,876,750	$2.00	3,131,625

Exercisable at November 30, 2011 and 2010	$2.07	1,274,750	$2.19	2,043,107

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the periods ended:

	Three-month period ended		Nine-month period ended
	November 30,		November 30,
	2011	2010	2011	2010

Dividend	0.14%	–	0.09%	0.003%
Risk-free interest	1.11%	1.48%	1.31%	1.76%
Estimated life	2.89 years	1.89 years	2.46 years	2.40 years
Expected volatility	78.92%	82.25%	76.02%	81.93%

The weighted average of the fair value of the options granted to employees during the three-month and nine-month periods ended November 30, 2011 is $1.60 and $1.37, respectively (2010 - $0.87 and $0.68, respectively).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

6.	Share-based payment (continued):

	(b)	Acasti Pharma stock-based compensation plan:

The subsidiary Acasti Pharma has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equalled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. On March 21, 2011, Acasti’s Board of Directors amended the incentive stock option plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011. The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The number and weighted average exercise prices of share options are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2011		November 30, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2011 and 2010	$0.25	800,000	$0.25	850,000
Exercised	0.25	(25,000)	–	–
Granted	1.42	2,635,000	–	–
Forfeited	1.43	(70,000)	–	–

Outstanding at November 30, 2011 and 2010	$1.15	3,340,000	$0.25	850,000

Exercisable at November 30, 2011 and 2010	$0.28	766,250	$0.25	601,250

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the three-month and nine-month periods ended:

	Three-month	Nine-month
	period ended	period ended
	November 30, 2011	November 30, 2011

Dividend	–	–
Risk-free interest	1.52%	1.83%
Estimated life	4.88 years	3.99 years
Expected volatility	95.33%	97.60%

The weighted average of the fair value of the options granted to employees during the three-month and nine-month periods ended November 30, 2011 is $1.03 and $0.93, respectively (2010 - nil).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

6.	Share-based payment (continued):

	(c)	NeuroBioPharm stock-based compensation plan:

On May 25, 2011, the Board of Directors approved the establishment of a stock option plan for Board members, executive officers, employees and consultants of the NeuroBioPharm. The maximum number of Class A shares that may be issued under the plan is 600,000 Class A shares, with specified individual limits established for consultants, investor relations and individuals. The exercise price of the options will be determined by the Board of Directors but may not be lower than either (i) the price per share obtained in the latest arm’s length private placement within the last year and (ii) the demonstration of value in one of the following ways: formal valuation; deferred expenditures incurred within the five previous years which have contributed to or can reasonably be expected to contribute to the development of the product or technology for which NeuroBioPharm intends to conduct a recommended research and development program in the following twelve months; net tangible assets; five times average cash flows; or some other determination of value acceptable to a recognized stock exchange where the securities of NeuroBioPharm are listed. The life of the option will be a maximum of 10 years.

The number and weighted average exercise prices of share options are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2011		November 30, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Outstanding at March 1, 2011 and 2010	$–	–	$–	–
Granted	0.50	546,250	–	–

Outstanding at November 30, 2011 and 2010	$0.50	546,250	$–	–

Exercisable at November 30, 2011 and 2010	$0.50	136,567	$–	–

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period:

Nine-month
period ended
November 30, 2011

Dividend	–
Risk-free interest	2.09%
Estimated life	3.79 years
Expected volatility	75%

No options were granted during the three-month period ended November 30, 2011.

The weighted average of the fair value of the options granted to employees during the nine-month period ended November 30, 2011 is $0.02 (2010 - nil)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

6.	Share-based payment (continued):

	(d)	Other stock-based compensation:

From time to time, the Corporation awards incentive rights to employees over Series 4 warrants it owns in its subsidiary Acasti and Series 2011-2 and Series 2011-3 warrants it owns in its subsidiary NeuroBioPharm. The rights over Acasti warrants vest gradually until October 8, 2012, and those over NeuroBioPharm warrants, until December 24, 2012. All are subject to the employees’ continued service, or having reached four years of continued service for directors.

The number and weighted average exercise prices of rights over Acasti warrants are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2011		November 30, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2011 and 2010	$0.31	5,792,500	$0.25	4,695,000
Forfeited	0.36	(27,500)	0.25	(15,000)
Exercised	0.31	(187,500)	–	–
Granted	1.25	165,000	0.51	1,240,000

Outstanding at November 30, 2011 and 2010	$0.33	5,742,500	$0.30	5,920,000

Exercisable at November 30, 2011 and 2010	$0.29	5,040,000	$0.27	4,862,500

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the periods ended:

	Nine-month period ended
		November 30,
	2011	2010

Dividend	–	–
Risk-free interest	1.71%	1.98%
Estimated life	2.38 years	2.59 years
Expected volatility	96.74%	75%

No rights were granted during the three-month periods ended November 30, 2011 and 2010.

The weighted average of the fair value of the rights granted to employees during the nine-month period ended November 30, 2011 is $0.66 (2010 - nil).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

6.	Share-based payment (continued):

	(d)	Other stock-based compensation (continued):

The number and weighted average exercise prices of rights over NeuroBioPharm warrants are as follows:

	Nine-month period ended		Nine-month period ended
	November 30, 2011		November 30, 2010
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	rights	price	rights

Outstanding at March 1, 2011 and 2010	$0.13	5,745,000	$0.10	4,590,000
Cancelled	0.10	(10,000)	–	–
Series 4 exchanged	0.13	(5,735,000)	–	–
Series 2011-3 granted	0.43	6,594,399	–	–
Forfeited	0.40	(1,744,751)	–	–
Granted	0.64	1,674,279	0.23	1,250,000

Outstanding at November 30, 2011 and 2010	$0.49	6,523,927	$0.13	5,840,000

Exercisable at November 30, 2011 and 2010	$0.43	3,798,628	$0.10	4,188,750

The fair value of rights granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for rights granted during the periods ended:

	Three-month period ended		Nine-month period ended
	November 30,		November 30,
	2011	2010	2011	2010

Dividend	–	–	–	–
Risk-free interest	1.43%	–	1.98%	2.19%
Estimated life	4.41 years	–	2.74 years	3.49 years
Expected volatility	75%	–	75%	75%

The weighted average of the fair value of the rights granted to employees during the three-month and nine-month periods ended November 30, 2011 is $0.02 and $0.01, respectively (2010 – nil and $0.12, respectively).

As explained in note 4, on April 12, 2011, during the transaction affecting its capital structure, NeuroBioPharm exchanged the 5,735,000 Series 4 warrants held by employees for 6,594,399 Series 2011-3 warrants. The characteristics of the Series 4 and Series 2011-3 warrants are described in note 4.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

7.	Partnership and collaboration agreements:

In 2008, the Corporation received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. In addition, during the nine-month period ended November 30, 2010, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Corporation under this agreement. As at November 30, 2011, an amount of $835,437 is included in “advance payments” in the consolidated statement of financial position ($823,639 - February 28, 2011; $882,620 - March 1, 2010).

The Corporation also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Corporation conducted a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. For the nine-month period ended November 30, 2011, revenues of $13,565 were recognized in consolidated comprehensive income on the basis of percentage of completion of the clinical study ($61,611 - 2010). As at November 30, 2011, the difference between the payments received of $199,860 and cumulative revenues recognized to that date amounts to $100,000, and is included in “Trade and other receivables” in the consolidated statement of financial position.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

8.	Loans and borrowings:

This note provides information about the contractual terms of the Corporation’s interest-bearing loans and borrowings, which are measured at amortized cost.

	November 30,	February 28,	March 1,
	2011	2011	2010

Non-current liabilities

         Mortgage loan, principal balance of $3,500,000, bearing interest at the prime rate plus 2%, partly secured (38.46%) by Investissement Québec (for an annual premium of 2.5% on the secured amount), through a savings guarantee from Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking mortgage on all movable assets (except for accounts receivable and inventories), current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement), and a second-ranking mortgage on all accounts receivable and inventories, reimbursable in monthly principal payments of $41,667 until November 2015. The amount recorded is net of related financial expenses.

	$1,971,132	$2,340,720	$2,833,502

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2014	2,025,227	2,350,710	2,820,852

Two refundable contributions obtained from a federal program available for small and medium-sized businesses, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012 and $6,562 until December 2011, respectively	25,963	51,928	84,456

Finance lease liabilities, interest rates varying from 7.1% to 10.6%, payable in average monthly instalments of $2,589 ($2,589 as at February 28, 2011 and $4,123 as at March 1, 2010), maturing at different dates until 2014	20,115	41,964	68,551
	4,042,437	4,785,322	5,807,361

Less current portion	964,019	985,491	1,002,337

Loans and borrowings - non-current	$3,078,418	$3,799,831	$4,805,024

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

8.	Loans and borrowings (continued):

	November 30	February 28,	March 1,
	2011	2011	2010

Current liabilities
Current portion of mortgage loans	$926,761	$926,761	$926,760

Current portion of contributions from a federal program	25,963	32,526	32,526

Current portion of finance lease liabilities	11,295	26,204	43,051
	964,019	985,491	1,002,337

         Authorized operating line of credit of $2,000,000, bearing interest at the prime rate plus 2.50%, representing an effective interest rate of 5,50% (February 28, 2011 - 2.50% and 5.50%, March 1, 2010 - 2.25% and 4.50%, respectively). The line of credit is guaranteed by a first-ranking movable mortgage on all accounts receivable and inventories, a second-ranking mortgage on the production plant and a third-ranking mortgage on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Corporation has an authorized exchange line of credit of $200,000, bearing interest at the prime rate plus 1.75%. The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at February 28, 2011, an amount of $630,000 was used under the operating line of credit.

	–	630,000	–

	$964,019	$1,615,491	$1,002,337

9.	Convertible debentures:

Liability balance of convertible debentures as at March 1, 2010	$489,842
Accrued interest	28,804
Accretion of the liability component	44,426
Debentures converted into Neptune units	(563,072)

Liability balance of convertible debentures as at November 30, 2011 and February 28, 2011	$–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

10.	Determination of fair values:

Derivatives over equity:

The fair value of derivatives over the equity is determined by using valuation models incorporating the following estimates and assumptions at the following dates:

March 1, 2010

Conversion
	Acasti	option of
	Series II	convertible
Instrument	warrant	debentures

Valuation model	Binomial Model	Binomial Model
Dividend yield	–	–
Volatility	38.87%	154.55%
Estimate life	9 months	9 months
Risk-free rate	1.28%	1.28%

The Acasti Series II warrants and Conversion option of convertible debentures that expired during the three-month period ended November 30, 2010 were measured at their estimated intrinsic value immediately before exercise or expiry.

November 30, 2011

May 3, 2011
Private placement
Instrument	warrant - USD

Valuation model	Black & Scholes
Dividend yield	–
Volatility	61.52%
Estimate life	0.92 year
Risk-free rate	0.12%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

10.	Determination of fair values (continued):

Included in finance costs is the change in fair value (gains) of these derivatives over equity:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2011	2010	2011	2010

Debenture conversion options	$–	$135,982	$–	$91,845
Acasti Series II warrants	–	10,470	–	39,666
Private placement warrants - USD	(176,369)	–	(34,495)	–

	$(176,369)	$146,452	$(34,495)	$131,511

11.	Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

Neptune produces and commercializes nutraceutical products.

Acasti Pharma Inc. develops and commercializes pharmaceutical applications for cardiovascular diseases.

NeuroBioPharm Inc. develops and commercializes pharmaceutical neurological diseases.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

11.	Operating segments (continued):

Information about reportable segments: Three-month period ended November 30, 2011:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$5,117,478	$–	$–	$–	$5,117,478
Revenue from internal sale or internal research contracts	–	–	–	–	–
Royalties	108,960	–	–	(106,165)	2,795
Other income - revenue from research contracts	–	–	4,101	–	4,101
Research and development expenses	(242,940)	(1,371,438)	(92,269)	–	(1,706,647)
Interest income	26,213	14,863	(225)	–	40,851
Other net finance income (costs)	118,069	(1,026)	–	–	117,043
Depreciation and amortization	(190,370)	(166,976)	(81,325)	245,611	(193,060)
Stock-based compensation	(421,473)	(353,883)	(112,222)	–	(887,578)
Foreign exchange gain (loss)	281,372	(7,993)	–	–	273,379
Reportable segment profit (loss) before income tax	974,933	(2,207,042)	(446,395)	245,611	(1,432,893)
Reportable segment assets	43,057,802	14,695,442	4,818,803	(22,784,011)	39,788,036

Three-month period ended November 30, 2010:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$4,271,672	$–	$–	$–	$4,271,672
Revenue from internal sale or internal research contracts	–	–	–	–	–
Royalties	49,850	–	–	(49,850)	–
Other income - revenue from research contracts	–	–	18,091	–	18,091
Research and development expenses	(240,079)	(354,242)	(54,540)	–	(648,861)
Interest income	1,122	4	–	–	1,126
Other net finance income	28,218	169,010	–	–	197,228
Depreciation and amortization	(183,205)	(167,214)	(81,325)	245,611	(186,133)
Stock-based compensation	(191,677)	(54,770)	(15,994)	–	(262,441)
Foreign exchange (loss) gain	(92,034)	676	–	–	(91,358)
Reportable segment profit (loss) before income tax	36,560	(617,633)	(162,608)	245,611	(498,070)
Reportable segment assets	25,511,733	11,328,805	4,048,525	(18,176,255)	22,712,808

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

11.	Operating segments (continued):

Information about reportable segments (continued): Nine-month period ended November 30, 2011:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$13,742,360	$–	$–	$–	$13,742,360
Revenue from internal sale or internal research contracts	239,278	115,966	–	(355,244)	–
Royalties	253,661	–	–	(239,590)	14,071
Other income - revenue from research contracts	–	–	13,565	–	13,565
Research and development expenses	(997,225)	(2,745,415)	(312,067)	115,966	(3,938,741)
Interest income	61,714	30,255	–	–	91,969
Other net finance costs	(197,455)	(5,770)	–	–	(203,225)
Depreciation and amortization	(562,625)	(500,917)	(243,975)	736,833	(570,684)
Stock-based compensation	(1,260,933)	(801,625)	(304,341)	–	(2,366,899)
Foreign exchange gain (loss)	520,649	(20,940)	–	–	499,709
Reportable segment profit (loss) before income tax	1,151,708	(4,954,327)	(1,393,508)	736,833	(4,459,294)
Reportable segment assets	43,057,802	14,695,442	4,818,803	(22,784,011)	39,788,036

Nine-month period ended November 30, 2010:

	Nutraceutical	Cardiovascular	Neurological	Eliminations	Total

Revenue from external sales	$12,503,990	$–	$–	$–	$12,503,990
Revenue from internal sale or internal research contracts	–	–	–	–	–
Royalties	83,830	–	–	(83,830)	–
Other income - revenue from research contracts	–	–	61,611	–	61,611
Research and development expenses	(673,160)	(941,608)	(121,252)	–	(1,736,020)
Interest income	9,171	3,870	299	–	13,340
Other net finance income	208,171	139,498	–	–	347,669
Depreciation and amortization	(584,368)	(500,996)	(243,975)	736,833	(592,506)
Stock-based compensation	(387,512)	(131,310)	(33,872)	–	(552,694)
Foreign exchange (loss) gain	(27,264)	(1,162)	–	–	(28,426)
Reportable segment profit (loss) before income tax	2,079,944	(1,866,434)	(430,971)	736,833	519,372
Reportable segment assets	25,511,733	11,328,805	4,048,525	(18,176,255)	22,712,808

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

12.	Commitments and contingencies:

(a)

In August 2009, the Corporation received a complaint filed by Schiff Nutrition Group Inc. (“Schiff”), a former distributor of the Corporation’s products, in the United States District Court for the District of Utah, Central division, alleging that the Corporation failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US$1,000,000 from the Corporation.

The Corporation filed a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Corporation denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Corporation for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Corporation’s objections that the resulting product would not meet specifications after encapsulation by Schiff contractor.

No provision has been recorded by the Corporation as at November 30, 2011 for this matter because the outcome and the amount of loss, if any, are not determinable.

(b)

On or around January 27, 2010, the Corporation and Acasti Pharma Inc. filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a U.S. based corporation. Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at CDN$3,000,000.

On September 28, 2011 Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of CDN$2,300,000. The Corporation denies all material allegations made by Valensa.

The case is currently pending and no trial dates have been set. No provision has been recorded by the Corporation as at November 30, 2011 for this matter because the outcome and the amount of the loss, if any, are not determinable.

(c)

In September 2011, the Corporation announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30,000,000 and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

13.	Related parties:

Transaction with key management personnel:

Under the terms of an agreement entered into with a corporation controlled by an officer and director (which is also a shareholder of the Corporation), the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Corporation on a non-consolidated basis. For the three-month and nine-month period ended November 30, 2011, total royalties included in operating expenses amounted to $51,149 and $139,793, respectively (three-month and nine-month periods ended November 30, 2010 - $42,717 and $123,371). As at November 30, 2011, the balance due to this corporation under this agreement amounts to $94,586 (February 28, 2011 - $177,758; March 1, 2010 - $175,177). This amount is presented in the consolidated statement of financial position under ''Accounts payable and accrued liabilities''

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

13.	Related parties (continued):

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 5% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the periods ended:

	Three-month periods ended		Nine-month periods ended
	November 30,		November 30,
	2011	2010	2011	2010

Share based compensation costs	$412,871	$98,989	$1,062,621	$236,835

14.	Subsequent event:

In December 2011, the Corporation announced the official start of its Phase I plant expansion. Financing in the amount of $11,000,000 was obtained shortly after the end of the third quarter. The financing is in the form of a standard loan in the amount of $4,500,000 bearing interest at prime rate plus 2% with a five year term, an interest-free loan in the amount of $3,500,000 with a ten year term, and a $3,000,000 subsidy. Also in December 2011, the Corporation signed agreements amounting to approximately $700,000 with various suppliers with respect to the plant expansion.

15.	Transition to IFRS:

As stated in note 2(a), these are the Corporation’s third consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the three-month and nine- month periods ended November 30, 2011, the comparative information presented in these financial statements for both the three-month and nine-month periods ended November 30, 2010 and the year ended February 28, 2011, and in the preparation of an opening IFRS consolidated statement of financial position at March 1, 2010 (the Corporation’s date of transition).

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Corporation applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

	(i)	Borrowing costs:

The Corporation has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

	(ii)	Share-based payment:

The Corporation did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

	(iii)	Designation of financial assets and financial liabilities:

The Corporation has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

	(iv)	Non-controlling interests:

The Corporation will apply prospectively from the date of transition to IFRSs:

15.	Transition to IFRS (continued):

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

(iv)	Non-controlling interests (continued):

-

the requirement that total comprehensive income is attributed to the owners of the Corporation and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance; and

	-	the requirements for accounting as equity transaction for changes in the Corporation's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Corporation has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Corporation’s consolidated financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

Reconciliation of equity:

	November 30, 2010

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Assets
Current assets:
Cash		$2,199,569	$–	$–	$2,199,569
Short term investments		3,004,100	–	–	3,004,100
Trades and other receivables		5,314,362	–	–	5,314,362
Tax credits receivable		753,056	–	–	753,056
Prepaid expenses		177,928	–	–	177,928
Inventories		3,923,710	–	–	3,923,710
		15,372,725	–	–	15,372,725

Government grant receivable		150,000	–	–	150,000
Property, plant and equipment	(c)	6,908,709	(928,893)	–	5,979,816
Intangible assets		1,210,267	–	–	1,210,267

Total assets		$23,641,701	$(928,893)	$–	$22,712,808

Liabilities and Equity
Current liabilities:
Bank overdraft		$–	$–	$–	$–
Loans and borrowings		1,049,713	–	–	1,049,713
Trade and other payables		2,196,283	–	–	2,196,283
Advance payments		821,453	–	–	821,453
		4,067,449	–	–	4,067,449

Loans and borrowings		4,044,380	–	–	4,044,380
Total liabilities		8,111,829	–	–	8,111,829
Equity
Share capital	(e)	30,364,053	21,030	(183,214)	30,201,869
Warrants		150,555	4,322	–	154,877
Contributed surplus	(d)	9,398,913	279,969	(105,525)	9,573,357
Deficit		(24,444,941)	(1,234,214)	(1,229,628)	(26,908,783)
Total equity attributable to equity holders of the Corporation		15,468,580	(928,893)	(1,518,367)	13,021,230

Non-controlling interest	(h)	–	–	1,412,842	1,412,842
Subsidiary options	(d)	61,292	–	105,525	166,817
Total equity attributable to non-controlling interest		61,292	–	1,518,367	1,579,659

Total equity		15,529,872	(928,893)	–	14,600,979

Total liabilities and equity		$23,641,701	$(928,893)	$–	$22,712,808

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

Reconciliation of earnings and comprehensive income for the three-month period ended November 30, 2010:

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Revenue		$4,289,763	$–	$(18,091)	$4,271,672
Cost of sales	(i)	(3,579,825)	–	1,848,702	(1,731,123)
Gross profit		709,938	–	1,830,611	2,540,549

Other income - revenue from research contract		–	–	18,091	18,091
Selling expenses	(i)	–	–	(450,797)	(450,797)
General and administrative expenses	(c), (i)	–	(73,285)	(1,990,763)	(2,064,048)
Research and development expenses, net of tax credit of $239,644	(i)	(576,251)	–	(72,610)	(648,861)
Amortization	(c), (i)	(235,767)	49,634	186,133	–
Stock-based compensation	(d), (i)	(150,625)	(111,816)	262,441	–
Loss from sale of property, plant and equipment	(c), (i)	(99,337)	21,749	77,588	–
Impairment of property, plant and equipment	(i)	(139,306)	–	139,306	–
Gain on dilution	(h)	2,492,731	(2,492,731)	–	–
		2,001,383	(2,606,449)	–	(605,066)

Interest income		1,126	–	–	1,126
Other finance (costs) income	(f), (g)	(110,372)	307,600	–	197,228
Foreign exchange loss		(91,358)	–	–	(91,358)
Net finance (costs) income		(200,604)	307,600	–	106,996

Net profit (loss) and total comprehensive income (loss) for the period		$1,800,779	$(2,298,849)	$–	$(498,070)

Net loss and comprehensive loss attributable to:
Owner of the Corporation					$(218,261)
Non-controlling interest					(279,809)

Net loss and comprehensive loss for the period					$(498,070)

Basic earnings (loss) per share		$0.044			$(0.005)
Diluted earnings (loss) per share		0.043			(0.005)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

Reconciliation of earnings and comprehensive income for the nine-month period ended November 30, 2010:

		Canadian	IFRS	IFRS
	Note	GAAP	adjustments	reclassifications	IFRS

Revenue		$12,565,601	$–	$(61,611)	$12,503,990
Cost of sales	(i)	(9,472,803)	–	4,310,850	(5,161,953)
Gross profit		3,092,798	–	4,249,239	7,342,037

Other income – revenue from research contract		–	–	61,611	61,611
Selling expenses		–	–	(1,029,497)	(1,029,497)
General and administrative expenses	(c), (i)	–	19,087	(4,470,429)	(4,451,342)
Research and development expenses, net of tax credit of $214,733	(i)	(1,563,002)	–	(173,018)	(1,736,020)
Amortization	(c), (i)	(693,600)	101,094	592,506	–
Stock-based compensation	(d), (i)	(459,672)	(93,022)	552,694	–
Loss from sale of property, plant and equipment	(c), (i)	(99,337)	21,749	77,588	–
Impairment of property, plant and equipment	(i)	(139,306)	–	139,306	–
Gain on dilution	(h)	2,765,029	(2,765,029)	–	–
		2,902,910	(2,716,121)	–	186,789

Interest income		13,340	–	–	13,340
Other finance (costs) income	(f), (g)	(336,311)	683,980	–	347,669
Foreign exchange loss		(28,426)	–	–	(28,426)
Net finance (costs) income		(351,397)	683,980	–	332,583

Net profit and total comprehensive income for the period		$2,551,513	$(2,032,141)	$–	$519,372

Net profit (loss) and comprehensive income (loss) attributable to:
Owner of the Corporation					$1,309,545
Non-controlling interest					(790,173)

Net profit and comprehensive income for the period					$519,372

Basic earnings per share		$0.064			$0.033
Diluted earnings per share		0.063			0.032

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows under previous Canadian GAAP.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

Notes to the reconciliations:

(a)	Reconciliation of equity:

	Note	November 30, 2010
Equity under Canadian GAAP		$15,529,872
Adjustments:
Property, plant and equipment	(c)	(928,893)
Equity under IFRS		$14,600,979

(b)	Reconciliation of net earnings and comprehensive income:

		Three-month	Nine-month
		period ended	period ended
	Note	November 30, 2010	November 30, 2010

Net earnings and comprehensive income under Canadian GAAP		$1,800,779	$2,551,513

Adjustments:
Property, plant and equipment	(c)	(1,902)	141,930
Share-based payments	(d)	(111,816)	(93,022)
Finance income	(f), (g)	307,600	683,980
Gain on dilution	(h)	(2,492,731)	(2,765,029)

Net earnings and comprehensive income under IFRS		$(498,070)	$519,372

(c)	Property, plant and equipment - component accounting:

Under Canadian GAAP, the Corporation did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Corporation applied component accounting to its buildings.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

	(d)	Share based payment - equity instruments:

As permitted by IFRS 1, the Corporation elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share- based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Corporation accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period accordingly.

The effects of those differences were respectively an increase to contributed surplus and stock-based compensation expense in the amount of $111,816 for the three-month period ended November, 2010 and $93,022 for the nine-month period ended November 30, 2010. The stock-based compensation related to the subsidiary options in the amount of $105,525 for the nine-month period ended November 30, 2010 were reclassified to subsidiary options.

	(e)	Share issue costs:

Under previous Canadian GAAP, share issue costs were netted against deficit. Under IFRS, these costs are netted against share capital. As at November 30, 2010, an amount of $183,214 was reclassified from deficit to share capital.

	(f)	Warrants:

The Corporation issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Corporation determined that all warrants issued by the Corporation met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Corporation valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities” (nil as at November 30, 2010). Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $233,790 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $10,470 and $39,666 were recognized as adjustment for the three-month and nine-month periods ended November 30, 2010. On November 17, 2010, 64% of these warrants expired unexercised resulting in a gain on expiry of warrants in the amount of $179,964 recorded in “Finance costs”.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

	(g)	Convertible debentures:

In 2008, the Corporation issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Consistent with practice under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing. Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $21,978 higher than under previous GAAP and the carrying amount of Debenture Warrants to be $57,568 higher. Those differences were charged to retained earnings at that date.

The Corporation valued the embedded equity conversion derivative at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Debenture conversion options”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80,430 was reclassified to this account, along with an increment of $409,032 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance costs in the statement of earnings and comprehensive income, along with the increase in accretion expense. Consequently, a net income of $23,341 was recognized as an adjustment for the three-month period ended November 30, 2010 and a net charge of $280,148 for the nine- month period ended November 30, 2010.

	(h)	Non-controlling interest:

At the date of transition, Neptune applied IAS 27 - Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Corporation’s accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Corporation uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $2,765,029 for the nine-month period ended November 30, 2010 was reversed, as it is now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month and nine-month periods ended November 30, 2011 and 2010 and as at March 1, 2010

15.	Transition to IFRS (continued):

	(h)	Non-controlling interest (continued):

In accordance with new guidance, the Corporation allocated losses of its majority-owned subsidiary Acasti to controlling and non- controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

	Three-month	Nine-month
	period ended	period ended
	November 30, 2010	November 30, 2010

Non-controlling interest, beginning of period	$(437,946)	$–
Exercise of Debenture Call-Options	–	72,418
Exercise of Conversion Call-Options	124,487	124,487
Exercise of subsidiary warrants by Neptune	1,302,661	1,302,661
Exercise of subsidiary warrants by third parties	703,449	703,449
Net loss and comprehensive loss attributable to the non-controlling interest	(279,809)	(790,173)

	$1,412,842	$1,412,842

(i)	Presentation of statement of operations:

As the Corporation has elected to present its analysis of expenses recognized in comprehensive loss using a classification based on their function with the Corporation, certain expenses such as amortization expense and stock-based compensation expense were reallocated to cost of sales, selling, general and administrative and research and development expenses.